FORM 11-K

(Mark one)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1998

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _______________________.

Commission file number # 001-04364

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
                               Ryder System, Inc.
                              3600 N.W. 82 Avenue
                              Miami, Florida 33166

                              REQUIRED INFORMATION
                              --------------------

FINANCIAL STATEMENTS                                                    PAGE NO.
--------------------                                                    --------
\bullet\  Independent Auditors' Report                                      2
\bullet\  Statements of Net Assets Available for Plan Benefits
            December 31, 1998 and 1997                                      3
\bullet\  Statements of Changes in Net Assets Available for Plan Benefits
            for the years ended December 31, 1998 and 1997                  4
\bullet\  Notes to Financial Statements                                     5

EXHIBITS
--------
\bullet\  Exhibit Index                                                    16
\bullet\  Independent Auditors' Consent                                    17
\bullet\  Item 27A - Schedule of Assets Held for Investment Purposes
            December 31, 1998                                              18
\bullet\  Item 27d - Schedule of Reportable Transactions
            for the year ended December 31, 1998                           19


                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            RYDER SYSTEM, INC.
                                            EMPLOYEE SAVINGS PLAN B

Date: June 28, 1999                         By: /s/ EDWIN A. HUSTON
                                               --------------------------------
                                            Edwin A. Huston
                                            Vice Chairman

                          INDEPENDENT AUDITORS' REPORT

The Participants and Administrator
Ryder System, Inc. Employee Savings Plan B:

We have audited the accompanying statements of net assets available for plan benefits of Ryder System, Inc. Employee Savings Plan B as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1998 and 1997 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Miami, Florida
June 25, 1999

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1998 AND 1997


                                                             1998              1997
                                                         ------------     ------------
Assets
Investments:
  Short-term money market instruments                    $  9,897,307        8,144,729
  Investment contracts, at contract value                  65,112,633       64,010,849
  Mutual funds
    (cost: 1998 - $186,523,784; 1997 - $169,040,578)      231,190,147      194,160,365
  Ryder System, Inc. Common Stock
    (cost: 1998 - $27,729,937; 1997 - $19,765,503)         31,363,088       30,527,106
  Participant loans receivable                             17,817,309       18,433,772
                                                         ------------     ------------
      Total investments                                   355,380,484      315,276,821
Contributions receivable and other                          1,777,244            2,711
                                                         ------------     ------------
      Total assets                                        357,157,728      315,279,532
Other liabilities                                                  --           10,363
                                                         ------------     ------------
Net assets available for plan benefits                   $357,157,728      315,269,169
                                                         ============     ============

   The accompanying notes are an integral part of these financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                       1998             1997
                                                   ------------     ------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value of investments  $ 20,907,698       32,314,424
    Dividends                                        15,047,175       11,316,278
    Interest                                          5,547,665        5,964,011
                                                   ------------     ------------
        Net investment income                        41,502,538       49,594,713
                                                   ------------     ------------
  Contributions:
    Employer                                          9,594,288        7,938,931
    Employee                                         27,737,457       26,180,507
                                                   ------------     ------------
        Total contributions                          37,331,745       34,119,438
                                                   ------------     ------------
        Total additions                              78,834,283       83,714,151
                                                   ------------     ------------
Deductions from net assets attributed to:
  Distributions to plan participants                 29,861,884       28,779,477
  Transfers to other plans                            6,758,823       19,493,788
  Administrative expenses                               325,017          506,336
                                                   ------------     ------------
        Total deductions                             36,945,724       48,779,601
                                                   ------------     ------------
        Net increase                                 41,888,559       34,934,550
Net assets available for plan benefits:
  Beginning of year                                 315,269,169      280,334,619
                                                   ------------     ------------
  End of year                                      $357,157,728      315,269,169
                                                   ============     ============

   The accompanying notes are an integral part of these financial statements.

                   RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN B
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN

     The following description of the Ryder System, Inc. Employee Savings Plan B (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     GENERAL. The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

     The Plan Administrator is the Ryder System, Inc. Retirement Committee. Effective July 1, 1997, Fidelity Management Trust Co. became the Plan's trustee and recordkeeper. Prior to July 1, 1997, State Street Bank & Trust Company was the Plan's trustee and recordkeeper.

     ELIGIBILITY. Participation in the Plan is voluntary. Effective October 1, 1998, any salaried employee of Ryder System, Inc. (the "Company") or any Ryder Integrated Logistics field hourly employee is immediately eligible to participate in the Plan. Prior to October 1, 1998, to participate in the Plan, an employee of the Company or of Ryder Integrated Logistics had to meet certain eligibility requirements related to employment date, age and service hours. In general, salaried employees of the Company and participating affiliates, as well as, field hourly employees of Ryder Integrated Logistics are eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.

     CONTRIBUTIONS. Participants may elect to contribute to the Plan by having their compensation reduced by a minimum of 1% of compensation up to a maximum of the lesser of a) 10% or 15% of compensation, depending on an individual's annual salary level, b) $10,000 ($9,500 prior to January 1,
     1998), or c) such other amount as shall be determined by the Plan Administrator from time to time. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan.

     If a participant meets certain requirements related to employment date, age, and service hours, the Company will contribute to the participant's account. Beginning January 1, 1998, the Company contributions are automatically allocated to the Ryder System, Inc. Common Stock Fund and will remain there until the participant terminates employment or reaches age 55, whichever comes first. Prior to January 1, 1998, the Company contributions were allocated based on the participants' investment elections.

     Beginning January 1, 1998, for salaried employees, the Company matches 50% of the employee's annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year, or, (2) 50% of the first 4% (6% if the Company meets its EVA goal) of the employee's compensation for any plan year. In 1998, the Company did not meet its EVA goal; therefore, the Company did not make an additional match. Beginning January 1, 1999, the Company has revised the additional EVA match component so that participants will receive a pro-rata portion of the EVA match based on the portion of the EVA goal attained. Prior to January 1, 1998, the Company match for salaried employees was 50% of employees annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year or (2) 50% of the first 3% of the employee's compensation for any plan year.

     Once a Ryder Integrated Logistics field hourly employee meets certain requirements related to employment date, age, and service hours, the Company will make a basic contribution of $400, whether or not the employee contributes to the Plan. If the employee contributes to the Plan, the Company will match the first $300 at 100% and match the next $800 at 50% (100% if the Company meets its EVA goal). In 1998, the Company did not meet its EVA goal; therefore, the Company did not make an additional match. Beginning January 1, 1999, the Company has revised the additional EVA match component so that participants will receive a pro-rata portion of the EVA match based on the portion of the EVA goal attained. Prior to January 1, 1998, the additional match based on the Company meeting its EVA goal was not a component of the Company contribution for Ryder Integrated Logistics field hourly employees.

     PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Earnings are currently allocated on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. In 1998, employer contributions were reduced by $147,518 from forfeited nonvested accounts. At December 31, 1998, forfeited nonvested accounts available to reduce future employee contributions totalled $502,985.

     VESTING. Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. At retirement age, a participant becomes fully vested in the Company contributions and the earnings attributable to such contributions.

     INVESTMENT OPTIONS. Participants may elect to contribute to any of thirteen investment options. Participants may transfer among funds on a daily basis.
     Note 4 provides a description of each investment option and a summary of net assets available for plan benefits and changes in net assets available for plan benefits for each investment fund of the Plan as of and for the years ended December 31, 1998 and 1997.

     PARTICIPANT LOANS. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to
     (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a rate, which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

     DISTRIBUTIONS. On termination of service, if a participant's account balance is greater than $5,000 ($3,500 prior to January 1, 1998), a participant's account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Terminated participants whose account balance is less than $5,000 ($3,500 prior to January 1, 1998) receive automatic distributions. As of December 31, 1998 and 1997, amounts allocated to accounts of terminated persons who have not yet been paid totaled $1,191,535 and $888,782, respectively. A participant may request a withdrawal of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan's recordkeeper approves the request, based on the direction of the Plan Administrator, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING. The financial statements of the Plan are prepared on the accrual basis of accounting.

     USE OF ESTIMATES. The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     INVESTMENTS. Short-term money market instruments are stated at cost which approximates fair value. Investments in fully benefit-responsive insurance company and bank guaranteed investment contracts (GICs) are stated at contract value, which represents cost plus accrued interest. Investments in synthetic GICs (investments for which the Plan owns certain fixed income securities and the contract issuer provider a "wrapper" contract that guarantees a fixed rate of return and provides benefit responsiveness) are also stated at contract value, which is equal to the fair value of the underlying collateral plus the benefit responsive wrap value. Mutual funds are valued at quoted market prices, which represent the net asset value of the securities held in such funds. The Company common stock is valued at its quoted market price. Participant loans receivable are stated at fair value.

     Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains or losses and the unrealized appreciation (depreciation) on those investments. Dividends on Company common stock and mutual funds are recorded on the record date. Interest income is recorded on the accrual basis.

     PAYMENT OF BENEFITS.  Benefits are recognized when paid.

     RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform with current year presentation.

3.   INVESTMENTS

     The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 1998 and 1997:

                                                    1998             1997
                                                    ----             ----

     Ryder System, Inc. Common Stock Fund        $31,363,088      30,527,106
     Fidelity Equity-Income Fund                  46,366,100      45,634,229
     Putnam Voyager Fund A                        89,431,572      77,112,394
     Fidelity Contrafund                          47,625,900      37,325,151
     Fidelity Diversified International Fund      19,144,830      19,471,258

4.   PLAN INVESTMENT FUNDS

     Investment Fund A ("Fund A") - Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock. Ownership is measured in units of the fund instead of shares of stock.

     Investment Fund B ("Fund B") - Fund B, the Managed Interest Income Fund, may be invested in short-term money market instruments through the Fidelity Short-Term Interest Fund and contracts with insurance companies, banks and other financial institutions. Fund B continues to maintain investments in fully benefit-responsive traditional and synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The average yield for the Managed Interest Income Fund was 6.2% in both 1998 and 1997. The weighted average crediting interest rates for the investment contracts for 1998 and 1997 were 5.5% and 6.1%, respectively. At December 31, 1998, the fair value of the underlying assets of the synthetic GICs and the value of the related "wrapper" contracts were $33,561,938 and $(265,100), respectively and $11,495,752 and $(56,398) at
     December 31, 1997, respectively. Prior to July 1, 1997, the holdings in this fund, which included a short-term interest income fund and fully benefit-responsive guaranteed investment contracts, were managed by State Street Bank.

     Investment Fund C ("Fund C") - Fund C, the Fidelity Equity-Income Fund, normally invests in income-producing equity securities, mainly large cap stocks, but may invest in other types of equity and debt securities. The fund may invest in securities of domestic and foreign issuers. Prior to July 1, 1997, Fund C was invested in the Lord Abbett Affiliated Fund.

     Investment Fund D ("Fund D") - Fund D, the Putnam Voyager Fund A, invests primarily in common stocks of both well-known, established companies, as well as smaller, less well-known companies. Investments are diversified across many different types of companies and industries. The fund may also invest in bonds. Since Plan inception, this fund has been invested solely in shares of the Putnam Voyager Fund A.

     Investment Fund E ("Fund E") - Fund E, the Fidelity Contrafund, invests primarily in common stock of domestic and foreign issuers that are selling below book value. Prior to July 1, 1997, holdings in this fund were invested in shares of the Mutual Series Fund, Inc., Qualified Income Fund.

     Investment Fund F ("Fund F") - Fund F, the Fidelity Diversified International Fund, normally invests at least 65% of total assets in foreign securities. The fund may be invested in all types of securities, including stocks and debt securities of companies and governments of all nations. Prior to July 1, 1997, holdings in this fund were invested in the Templeton Foreign Fund.

     Investment Fund G ("Fund G") - Fund G, the Fidelity Asset Manager Growth Fund, invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term/money market instruments. The funds more aggressive approach focuses on stocks and will generally aim for the following combination: 70% stocks, 25% bonds, and 5% short-term/money market class. Prior to July 1, 1997, holdings in this fund were invested in the Life Solutions Growth Fund managed by State Street Bank.

     Investment Fund H ("Fund H") - Fund H, the Fidelity Asset Manager Fund, invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term/money market instruments. The fund will generally aim for the following combination: 50% stocks, 40% bonds, and 10% short-term/money market class. Prior to July 1, 1997, holdings in this fund were invested the Life Solutions Balanced Growth Fund managed by State Street Bank.

     Investment Fund I ("Fund I") - Fund I, the Fidelity Asset Manager Income Fund, invests in all basic types of U.S. and foreign investments: stocks, bonds, and short-term/money market instruments. The fund focuses on bonds and short-term/money market instruments and aims for the following combination: 20% stock, 50% bonds, and 30% short-term/money market class. Prior to July 1, 1997, holdings in this fund were invested in the Life Solutions Income & Growth Fund managed by State Street Bank.

     Investment Fund J ("Fund J") - Fund J, the Fidelity U.S. Bond Index Fund, was added as an investment option in the Plan effective July 1, 1997. The fund purchases investment-grade securities with maturities of at least one year including U.S. Treasury and U.S. or government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar denominated foreign securities.

     Investment Fund K ("Fund K") - Fund K, the Spartan U.S. Equity Index Fund, was added as an investment option in the Plan effective July 1, 1997. The fund invests in the 500 companies that make up the Standard & Poor's 500 Index and in other securities that are based on the value of the index. The fund's manager focuses on duplicating the composition and performance of a specific market index as opposed to a strategy of selecting attractive stocks.

     Investment Fund L ("Fund L") - Fund L, the Fidelity Aggressive Growth Fund (formerly known as Fidelity Emerging Growth Fund), was added as an investment option in the Plan effective July 1, 1997. The fund focuses on investment in stocks of medium-sized companies, but may invest substantially in larger or smaller companies. The fund invests in companies that are believed to offer the potential for accelerated earnings or revenue growth. This fund carries a "short-term trading fee", which is charged to discourage short-term buying and selling of fund shares. Currently the fee is 0.75% of the value of the shares sold.

     Investment Fund M ("Fund M") - Fund M, the Fidelity Growth Company Fund, was added as an investment option in the Plan effective July 1, 1997. The fund invests primarily in common stocks of domestic and foreign issuers. The fund invests in companies with earnings or gross sales that indicate the potential for above-average growth.

     The number of participants' accounts in each of the funds at December 31, 1998 and 1997 is as follows:

                                           1998      1997
                                           ----      ----
                       Fund A             14,039     3,968
                       Fund B             12,129     9,626
                       Fund C              5,218     3,916
                       Fund D              7,142     5,424
                       Fund E              5,084     3,699
                       Fund F              4,062     3,136
                       Fund G              1,529       916
                       Fund H                912       555
                       Fund I                508       238
                       Fund J                662       170
                       Fund K              1,740       547
                       Fund L              1,431       421
                       Fund M              1,487       510

     The following schedules summarize the net assets available for plan benefits and changes in net assets available for plan benefits for each investment fund of the Plan as of and for the years ended December 31, 1998 and 1997.

                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1998

ASSETS                                    FUND A        FUND B       FUND C       FUND D       FUND E        FUND F       FUND G
                                        --------------------------------------------------------------------------------------------

Investments:
  Short-term money market investments   $        --     9,897,307          --           --            --            --            --
  Investment contracts                           --    65,112,633          --           --            --            --            --
  Mutual funds                                   --            --  46,366,100   89,431,572    47,625,900    19,144,830     4,663,010
  Ryder System, Inc. Common Stock        31,363,088            --          --           --            --            --            --
  Participant loans receivable                   --            --          --           --            --            --            --
                                        --------------------------------------------------------------------------------------------
      Total investments                  31,363,088    75,009,940  46,366,100   89,431,572    47,625,900    19,144,830     4,663,010
Contributions receivable and other        1,775,869           327         189          311           184           109            59
                                        --------------------------------------------------------------------------------------------
Net assets available for plan benefits  $33,138,957    75,010,267  46,366,289   89,431,883    47,626,084    19,144,939     4,663,069
                                        ============================================================================================
Participant units outstanding             3,862,449    75,009,940     834,673    4,079,907       838,632     1,080,408       249,626
                                        ============================================================================================
Participant unit investment value        $     8.12          1.00       55.55        21.92         56.79         17.72         18.68
                                        ============================================================================================

ASSETS                                    FUND H      FUND I         FUND J       FUND K        FUND L        FUND M        LOANS
                                        --------------------------------------------------------------------------------------------
Investments:
  Short-term money market investments          --            --            --            --            --            --           --
  Investment contracts                         --            --            --            --            --            --           --
  Mutual funds                          2,907,602     1,242,244     2,582,011     9,133,413     4,412,366     3,681,099           --
  Ryder System, Inc. Common Stock              --            --            --            --            --            --           --
  Participant loans receivable                 --            --            --            --            --            --   17,817,309
                                        --------------------------------------------------------------------------------------------
      Total investments                 2,907,602     1,242,244     2,582,011     9,133,413     4,412,366     3,681,099   17,817,309
Contributions receivable and other             28            11            17            63            34            43           --
                                        --------------------------------------------------------------------------------------------
Net assets available for plan benefits  2,907,630     1,242,255     2,582,028     9,133,476     4,412,400     3,681,142   17,817,309
                                        ============================================================================================
Participant units outstanding             167,200       100,831       234,302       207,766       138,885        72,150
                                        ===============================================================================
Participant unit investment value           17.39         12.32         11.02         43.96         31.77         51.02
                                        ===============================================================================

ASSETS                                        TOTAL
                                          -----------
Investments:
  Short-term money market investments       9,897,307
  Investment contracts                     65,112,633
  Mutual funds                            231,190,147
  Ryder System, Inc. Common Stock          31,363,088
  Participant loans receivable             17,817,309
                                          -----------
    Total investments                     355,380,484
Contributions receivable and other          1,777,244
                                          -----------
Net assets available for plan benefits    357,157,728
                                          ===========
Participant units outstanding

Participant unit investment value

                     NET ASSETS AVAILABLE FOR PLAN BENEFITS
                               DECEMBER 31, 1997

ASSETS                                                      FUND A        FUND B       FUND C       FUND D        FUND E
                                                         ------------------------------------------------------------------
Investments:
  Short-term money market investments                    $          --    8,144,729           --            --           --
  Investment contracts                                              --   64,010,849           --            --           --
  Mutual funds                                                      --           --   45,634,229    77,112,394   37,325,151
  Ryder System, Inc. Common Stock                           30,527,106           --           --            --           --
  Participant loans receivable                                      --           --           --            --           --
                                                         ------------------------------------------------------------------
      Total investments                                     30,527,106   72,155,578   45,634,229    77,112,394   37,325,151
Contributions receivable and other                                 256          570          289           562          327
                                                         ------------------------------------------------------------------
      Total assets                                          30,527,362   72,156,148   45,634,518    77,112,956   37,325,478
Other liabilities                                                  953        4,003        1,211         2,374        1,018
                                                         ------------------------------------------------------------------
Net assets available for plan benefits                   $  30,526,409   72,152,145   45,633,307    77,110,582   37,324,460
                                                         ==================================================================
Participant units outstanding                                3,046,661   72,155,578      870,716     4,047,894      800,454
                                                         ==================================================================
Participant unit investment value                        $       10.02         1.00        52.41         19.05        46.63
                                                         ==================================================================



ASSETS                                                  FUND F       FUND G      FUND H      FUND I       FUND J
                                                      -------------------------------------------------------------
Investments:
  Short-term money market investments                           --          --          --          --           --
  Investment contracts                                          --          --          --          --           --
  Mutual funds                                          19,471,258   3,461,220   2,352,997   1,063,219    1,173,124
  Ryder System, Inc. Common Stock                               --          --          --          --           --
  Participant loans receivable                                  --          --          --          --           --
                                                      -------------------------------------------------------------
      Total investments                                 19,471,258   3,461,220   2,352,997   1,063,219    1,173,124
Contributions receivable and other                             223          90          50          13            6
                                                      -------------------------------------------------------------
      Total assets                                      19,471,481   3,461,310   2,353,047   1,063,232    1,173,130
Other liabilities                                              574          99          65          24            2
                                                      -------------------------------------------------------------
Net assets available for plan benefits                  19,470,907   3,461,211   2,352,982   1,063,208    1,173,128
                                                      =============================================================
Participant units outstanding                            1,207,146     187,295     128,229      87,292      108,723
                                                      =============================================================
Participant unit investment value                            16.13       18.48       18.35       12.18        10.79
                                                      =============================================================



ASSETS                                                 FUND K      FUND L      FUND M        LOANS         TOTAL
                                                     ---------------------------------------------------------------
Investments:
  Short-term money market investments                         --          --          --            --     8,144,729
  Investment contracts                                        --          --          --            --    64,010,849
  Mutual funds                                         3,489,172   1,430,811   1,646,790            --   194,160,365
  Ryder System, Inc. Common Stock                             --          --          --            --    30,527,106
  Participant loans receivable                                --          --          --    18,433,772    18,433,772
                                                     ---------------------------------------------------------------
      Total investments                                3,489,172   1,430,811   1,646,790    18,433,772   315,276,821
Contributions receivable and other                            26          16          20           263         2,711
                                                     ---------------------------------------------------------------
      Total assets                                     3,489,198   1,430,827   1,646,810    18,434,035   315,279,532
Other liabilities                                             20          19           1            --        10,363
                                                     ---------------------------------------------------------------
Net assets available for plan benefits                 3,489,178   1,430,808   1,646,809    18,434,035   315,269,169
                                                     ===============================================================
Participant units outstanding                             99,748      60,245      38,015
                                                     ===================================
Participant unit investment value                          34.98       23.75       43.32
                                                     ===================================

                CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                 FUND A            FUND B          FUND C         FUND D         FUND E
                                               --------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments             $ (5,857,575)             --       2,688,786     11,672,229      7,813,590
    Dividends                                            --              --       2,723,434      6,018,267      3,515,976
    Interest                                             --       4,295,362              --             --             --
                                               --------------------------------------------------------------------------
      Net investment income                      (5,857,575)      4,295,362       5,412,220     17,690,496     11,329,566
                                               --------------------------------------------------------------------------
  Contributions:
    Employer                                      9,043,264         379,486          37,127         47,659         33,163
    Employee                                      2,656,432       5,972,132       3,445,868      5,672,402      3,350,235
                                               --------------------------------------------------------------------------
      Total contributions                        11,699,696       6,351,618       3,482,995      5,720,061      3,383,398
                                               --------------------------------------------------------------------------
  Participant loan repayments                       911,596       2,220,612       1,006,412      1,887,584        968,828
                                               --------------------------------------------------------------------------
      Total additions                             6,753,717      12,867,592       9,901,627     25,298,141     15,681,792
                                               --------------------------------------------------------------------------
Deductions from net assets attributed to:
  Distributions to plan participants              2,084,077       8,455,086       3,287,836      6,013,065      2,748,934
  Transfers to other plans                          495,778       1,047,172       1,645,634      2,612,024        442,189
  Administrative expenses                             8,873         204,948          11,882         16,026         21,279
  Loans to participants                           1,231,795       2,624,552       1,238,609      2,186,103      1,075,518
  Interfund transfers                               320,646      (2,322,288)      2,984,684      2,149,622      1,092,248
                                               --------------------------------------------------------------------------
      Total deductions                            4,141,169      10,009,470       9,168,645     12,976,840      5,380,168
                                               --------------------------------------------------------------------------
      Net increase (decrease)                     2,612,548       2,858,122         732,982     12,321,301     10,301,624
Net assets available for plan benefits:
  Beginning of year                              30,526,409      72,152,145      45,633,307     77,110,582     37,324,460
                                               --------------------------------------------------------------------------
  End of year                                  $ 33,138,957      75,010,267      46,366,289     89,431,883     47,626,084
                                               ==========================================================================



                                               FUND F           FUND G          FUND H         FUND I           FUND J
                                            ---------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments            1,882,245          29,842        (121,080)          8,980          39,536
    Dividends                                   736,072         648,208         521,739         111,658         127,596
    Interest                                         --              --              --              --              --
                                            ---------------------------------------------------------------------------
      Net investment income                   2,618,317         678,050         400,659         120,638         167,132
                                            ---------------------------------------------------------------------------
  Contributions:
    Employer                                     18,859             789          (1,097)           (255)          5,157
    Employee                                  1,983,439       1,069,580         514,232         204,092         317,724
                                            ---------------------------------------------------------------------------
      Total contributions                     2,002,298       1,070,369         513,135         203,837         322,881
                                            ---------------------------------------------------------------------------
  Participant loan repayments                   619,449         128,844          63,131          25,598          24,630
                                            ---------------------------------------------------------------------------
      Total additions                         5,240,064       1,877,263         976,925         350,073         514,643
                                            ---------------------------------------------------------------------------
Deductions from net assets attributed to:
  Distributions to plan participants          2,057,799         432,746         202,658         268,058         106,729
  Transfers to other plans                      442,647          68,771          39,244              46             (89)
  Administrative expenses                        26,115          10,401           6,634           3,163           2,148
  Loans to participants                         561,967         195,850          91,305          67,217          33,709
  Interfund transfers                         2,477,504         (32,363)         82,436        (167,458)     (1,036,754)
                                            ---------------------------------------------------------------------------
      Total deductions                        5,566,032         675,405         422,277         171,026        (894,257)
                                            ---------------------------------------------------------------------------
      Net increase (decrease)                  (325,968)      1,201,858         554,648         179,047       1,408,900
Net assets available for plan benefits:
  Beginning of year                          19,470,907       3,461,211       2,352,982       1,063,208       1,173,128
                                            ---------------------------------------------------------------------------
  End of year                                19,144,939       4,663,069       2,907,630       1,242,255       2,582,028
                                            ===========================================================================

                CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                    FUND K          FUND L          FUND M       LOAN FUND         TOTAL
                                                 --------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments                1,555,289         786,141         409,715              --      20,907,698
    Dividends                                       142,977         261,198         240,050              --      15,047,175
    Interest                                             --              --              --       1,252,303       5,547,665
                                                 --------------------------------------------------------------------------
    Net investment income                         1,698,266       1,047,339         649,765       1,252,303      41,502,538
                                                 --------------------------------------------------------------------------
  Contributions:
    Employer                                         12,932           6,461          10,743              --       9,594,288
    Employee                                      1,145,217         616,049         790,055              --      27,737,457
                                                 --------------------------------------------------------------------------
    Total contributions                           1,158,149         622,510         800,798              --      37,331,745
                                                 --------------------------------------------------------------------------
  Participant loan repayments                       216,619          86,111          88,258      (8,247,672)             --
                                                 --------------------------------------------------------------------------
    Total additions                               3,073,034       1,755,960       1,538,821      (6,995,369)     78,834,283
                                                 --------------------------------------------------------------------------
Deductions from net assets attributed to:
  Distributions to plan participants                317,277         364,237         172,851       3,350,531      29,861,884
  Transfers to other plans                          (42,788)         (7,101)         15,296              --       6,758,823
  Administrative expenses                            11,360           1,275             913              --         325,017
  Loans to participants                             216,031          98,776         107,742      (9,729,174)             --
  Interfund transfers                            (3,073,144)     (1,682,819)       (792,314)             --              --
                                                 --------------------------------------------------------------------------
    Total deductions                             (2,571,264)     (1,225,632)       (495,512)     (6,378,643)     36,945,724
                                                 --------------------------------------------------------------------------
    Net increase (decrease)                       5,644,298       2,981,592       2,034,333        (616,726)     41,888,559
Net assets available for plan benefits:
  Beginning of year                               3,489,178       1,430,808       1,646,809      18,434,035     315,269,169
                                                 --------------------------------------------------------------------------
  End of year                                     9,133,476       4,412,400       3,681,142      17,817,309     357,157,728
                                                 ==========================================================================

                CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                 FUND A         FUND B         FUND C         FUND D        FUND E
                                               ---------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments             $ 6,061,447            --      7,809,248     12,631,750     4,618,417
    Dividends                                           --            --      1,965,701      4,567,501     3,049,472
    Interest                                         9,386     4,747,549         (2,984)         2,922         9,747
                                               ---------------------------------------------------------------------
    Net investment income                        6,070,833     4,747,549      9,771,965     17,202,173     7,677,636
                                               ---------------------------------------------------------------------
  Contributions:
    Employer                                       778,187     3,338,619        670,429      1,372,702       727,811
    Employee                                     2,768,182     6,191,035      3,128,733      6,003,018     3,491,449
                                               ---------------------------------------------------------------------
    Total contributions                          3,546,369     9,529,654      3,799,162      7,375,720     4,219,260
                                               ---------------------------------------------------------------------
  Participant loan repayments                      887,393     2,242,896        925,618      1,857,094       949,313
                                               ---------------------------------------------------------------------
    Total additions                             10,504,595    16,520,099     14,496,745     26,434,987    12,846,209
                                               ---------------------------------------------------------------------
Deductions from net assets attributed to:
  Distributions to plan participants             2,153,016    10,859,062      2,869,495      6,089,997     2,573,513
  Transfers to other plans                       2,054,591     5,319,000      2,997,692      5,392,947     2,165,605
  Administrative expenses                           41,927       208,651         57,934        108,157        49,205
  Loans to participants                          1,331,232     3,086,552      1,387,796      2,466,877     1,171,623
  Interfund transfers                            4,286,005     3,482,172     (5,052,895)     6,726,219    (1,294,287)
                                               ---------------------------------------------------------------------
    Total deductions                             9,866,771    22,955,437      2,260,022     20,784,197     4,665,659
                                               ---------------------------------------------------------------------
    Net increase (decrease)                        637,824    (6,435,338)    12,236,723      5,650,790     8,180,550
Net assets available for plan benefits:
  Beginning of year                             29,888,585    78,587,483     33,396,584     71,459,792    29,143,910
                                               ---------------------------------------------------------------------
  End of year                                  $30,526,409    72,152,145     45,633,307     77,110,582    37,324,460
                                               =====================================================================



                                                FUND F          FUND G         FUND H        FUND I         FUND J
                                              ----------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments             1,112,285        230,010        164,371         29,365         11,839
    Dividends                                    698,244        348,767        168,272         42,945         15,060
    Interest                                       4,897            868            554            139              4
                                              ----------------------------------------------------------------------
    Net investment income                      1,815,426        579,645        333,197         72,449         26,903
                                              ----------------------------------------------------------------------
  Contributions:
    Employer                                     514,879        221,601        146,230         47,961         11,821
    Employee                                   2,351,285        892,864        493,640        135,020         58,375
                                              ----------------------------------------------------------------------
    Total contributions                        2,866,164      1,114,465        639,870        182,981         70,196
                                              ----------------------------------------------------------------------
  Participant loan repayments                    589,314         59,783         33,326         17,397         10,896
                                              ----------------------------------------------------------------------
    Total additions                            5,270,904      1,753,893      1,006,393        272,827        107,995
                                              ----------------------------------------------------------------------
Deductions from net assets attributed to:
  Distributions to plan participants           1,501,923        180,808        192,525         70,416             --
  Transfers to other plans                     1,389,359         88,471        (58,127)       (16,324)         9,115
  Administrative expenses                         26,655          5,692          3,784          1,382            129
  Loans to participants                          629,943        138,848         79,857         41,622          7,644
  Interfund transfers                            (32,420)      (419,235)      (417,325)      (496,262)    (1,082,021)
                                              ----------------------------------------------------------------------
    Total deductions                           3,515,460         (5,416)      (199,286)      (399,166)    (1,065,133)
                                              ----------------------------------------------------------------------
    Net increase (decrease)                    1,755,444      1,759,309      1,205,679        671,993      1,173,128
Net assets available for plan benefits:
  Beginning of year                           17,715,463      1,701,902      1,147,303        391,215             --
                                              ----------------------------------------------------------------------
  End of year                                 19,470,907      3,461,211      2,352,982      1,063,208      1,173,128
                                              ======================================================================

                CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                    FUND K         FUND L         FUND M       LOAN FUND        TOTAL
                                                  ----------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments                   111,983       (300,574)      (165,717)            --     32,314,424
    Dividends                                         31,993        277,610        150,713             --     11,316,278
    Interest                                              37             18             15      1,190,859      5,964,011
                                                  ----------------------------------------------------------------------
    Net investment income                            144,013        (22,946)       (14,989)     1,190,859     49,594,713
                                                  ----------------------------------------------------------------------
  Contributions:
    Employer                                          43,632         27,133         37,926             --      7,938,931
    Employee                                         279,993        172,879        214,034             --     26,180,507
                                                  ----------------------------------------------------------------------
    Total contributions                              323,625        200,012        251,960             --     34,119,438
                                                  ----------------------------------------------------------------------
  Participant loan repayments                         47,008         21,601         28,694     (7,670,333)            --
                                                  ----------------------------------------------------------------------
    Total additions                                  514,646        198,667        265,665     (6,479,474)    83,714,151
                                                  ----------------------------------------------------------------------
Deductions from net assets attributed to:
  Distributions to plan participants                   7,736          4,849          8,125      2,268,012     28,779,477
  Transfers to other plans                           (14,835)        45,577           (323)       121,040     19,493,788
  Administrative expenses                              1,428          1,334             58             --        506,336
  Loans to participants                               24,386         19,604         14,195    (10,400,179)            --
  Interfund transfers                             (2,993,247)    (1,303,505)    (1,403,199)            --             --
                                                  ----------------------------------------------------------------------
    Total deductions                              (2,974,532)    (1,232,141)    (1,381,144)    (8,011,127)    48,779,601
                                                  ----------------------------------------------------------------------
    Net increase (decrease)                        3,489,178      1,430,808      1,646,809      1,531,653     34,934,550
Net assets available for plan benefits:
  Beginning of year                                       --             --             --     16,902,382    280,334,619
                                                  ----------------------------------------------------------------------
  End of year                                      3,489,178      1,430,808      1,646,809     18,434,035    315,269,169
                                                  ======================================================================

5.   TRANSFERS TO OTHER PLANS

     The Company also sponsors the Ryder System, Inc. Employee Savings Plan A for non-salaried employees. Account balances of non-salaried employees in Plan A, who are subsequently promoted to a salaried position, are, in turn, transferred to the Plan. Transfers to the Plan for 1998 and 1997 amounted to $475,779 and $2,138,084, respectively.

     Due to the sale of the Company's automotive carrier and consumer truck rental businesses, as well as the out-sourcing of various information technology functions, plan assets of $7,234,602 and $21,631,872 were transferred from the Plan to other plans in 1998 and 1997, respectively.

6.   RELATED PARTY TRANSACTIONS

     The Plan holds shares of Ryder System, Inc. common stock and recorded dividend income, net realized gains on sale and net unrealized appreciation in value of these securities.

     Certain Plan investments are/were shares of mutual funds managed by Fidelity Management Company or State Street Bank. These fund managers are/were affiliated with the Plan's current/former trustee and, therefore, these transactions qualify as party-in-interest.

7.   PLAN TERMINATION

     While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

8.   TAX STATUS OF THE PLAN

     The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter obtained was dated August 26, 1996.

     Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

     Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

9.   ADMINISTRATIVE EXPENSES

     Administrative expenses are paid by the participants. At its discretion, the Company may elect to pay some administrative and marketing expenses.

10.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
                                                       DECEMBER 31,
                                             --------------------------------
                                                 1998                1997
                                             ------------       -------------

     Net assets available for benefits
       per the financial statements          $ 357,157,728        315,269,169
     Amounts allocated to
       withdrawing participants                 (1,191,535)          (888,782)
                                             ------------       -------------
     Net assets available for
       benefits per the Form 5500            $ 355,966,193        314,380,387
                                             =============      =============

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                         YEAR ENDED
                                                      DECEMBER 31, 1998
                                                      -----------------
     Benefits paid to participants
       per the financial statements                     $  29,861,884
     Add:  Amounts allocated to withdrawing
        participants at December 31, 1998                   1,191,535
     Less:  Amounts allocated to withdrawing
        participants at December 31, 1997                     888,782
                                                        -------------
     Benefits paid to participants per the Form 5500    $  30,164,637
                                                        =============

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

11.  YEAR 2000 PREPAREDNESS (UNAUDITED)

     The Year 2000 issue is the result of information systems, including computer systems and software products, using two digits rather than four to indicate the applicable year. The operations and records of the Plan are dependent on the information systems of the Company, Plan trustee/recordkeeper, and various other service providers, which are outside the Plan administrator's scope of control such as financial institutions and government functions. Therefore, the Plan could be adversely affected if these information systems do not properly process date-related information from and after January 1, 2000. Both the Company and Plan trustee/recordkeeper have indicated that they are: (1) currently in the remediation and testing phases of their Year 2000 readiness plans with testing expected to continue until late 1999, and (2) developing and refining contingency plans for their respective information systems and processes. The Plan administrator will continue to monitor their progress and can make no assurances that the Plan will not be materially impacted by potential Year 2000 failure. In addition, the Plan administrator cannot reasonably predict the possible exposure and impact of Year 2000 failure on the Plan resulting from other service providers, which are outside the scope of its control.

                                 EXHIBIT INDEX

EXHIBIT           DESCRIPTION
-------           -----------
23.1       Independent Auditors' Consent
99.1       Item 27A - Schedule of Assets Held for
             Investment Purposes - December 31, 1998
99.2       Item 27d - Schedule of Reportable Transactions
             for the year ended December 31, 1998